

Mail Stop 3561

July 26, 2017

Mr. Thomas E. Long
Group Chief Financial Officer
Energy Transfer Equity, L.P.
Ms. Kelcy L. Warren
Chief Executive Officer
Energy Transfer Partners, L.P.
8111 Westchester Drive
Suite 600
Dallas, Texas 75225

> **Re: Energy Transfer Equity, L.P.**
> **Energy Transfer Partners, L.P.**
> **Forms 10-K for Fiscal Year Ended December 31, 2016**
> **Response Dated July 17, 2017**
> **File Nos. 1-32740 and 1-1172]**

Dear Mr. Long and Ms. Warren:

We have reviewed your July 17, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 6, 2017 letter.

Thomas E. Long
Energy Transfer Equity, L.P.
Kelcy L. Warren
Energy Transfer Partners, L.P.
July 26, 2017
Page 2

Energy Transfer Equity, L.P.

Form 10-K for Fiscal Year Ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 72

Results of Operations, page 75

Segment Operating Results, page 77

1. We have reviewed your response to comment 2. Because cost of products sold excludes depreciation, we believe your computation of "gross margin" represents a non-GAAP measure subject to the disclosure requirements in Item 10(e) of Regulation S-K. Refer, for example, to SAB Topic 11:B. As such, we re-issue the previous comment. Please tell us how your presentation of this measure labeled as gross margin complies with Item 10(e)(1)(ii)(E) of Regulation S-K, which prohibits using titles for non-GAAP measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. Please also refer to the guidance in Question 104.03 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures revised May 17, 2016 and revise to comply with Item 10(e)(1) of Regulation S-K for your non-GAAP measures. Please also address this comment as it relates to the Energy Transfer Partners, L.P. Form 10-K for the fiscal year ended December 31, 2016.

Estimates and Critical Accounting Policies, page 101

Impairment of Long-Lived Assets and Goodwill, page 104

2. We reviewed your response to comment 4. While we understand certain information about key assumptions is inherent in the description of the assumption itself and/or is disclosed in other sections of the Form 10-K, such as in Risk Factors, we believe best practices would be to elaborate under critical accounting policies on (i) the degree of uncertainty associated with key assumptions and (ii) potential future events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions and result in future impairment, with use of appropriate cross referencing to other sections of the document, where practical. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of Release 33-8350. Please consider in future filings, as applicable.

Thomas E. Long
Energy Transfer Equity, L.P.
Kelcy L. Warren
Energy Transfer Partners, L.P.
July 26, 2017
Page 3

You may contact Robyn Manuel, Staff Accountant, at 202-551-3823, Donna Di Silvio, Staff Accountant, at 202-551-3202 or me at 202-551-3344 with any questions.

Sincerely,

/s William H. Thompson

William H. Thompson
Branch Chief
Office of Consumer Products